FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Report on Form 6-K dated May 15, 2012

(Commission File No. 001-35053)

INTERXION HOLDING N.V.

(Translation of Registrant’s Name into English)

Tupolevlaan 24, 1119 NX Schiphol-Rijk, The Netherlands, +31 20 880 7600

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7) ):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On May 9, 2012, Interxion Holding N.V. (the “Company”) together with certain of its subsidiaries acting as obligors entered into an Amendment Agreement with Barclays Bank PLC as Agent and Security Agent (the “Amendment Agreement”). Pursuant to the Amendment Agreement, the Senior Multicurrency Revolving Facility Agreement dated as of 1 February 2010, as amended from time to time, by and among, inter alios, InterXion Holding N.V., Barclays Bank PLC, Citigroup Global Markets Limited, ABN AMRO Bank N.V. (as successor to Fortis Bank (Nederland) N.V.), Merrill Lynch International, Credit Suisse AG, London Branch and Jefferies Finance LLC (“Facility Agreement”) was amended and restated.

Pursuant to the Amendment Agreement, the Total Commitment under the Facility Agreement was increased from EUR 50,000,000 to EUR 60,000,000, and the Termination Date was extended from 1 February 2013 to 12 May 2016. In addition, the Amendment Agreement increased the scope of the purpose of the Facility Agreement to include acquisitions and investments and introduced a utilization fee at certain outstanding principal levels. Further, the interest cover and leverage ratio were amended, and the cash flow ratio was deleted.

Defined terms used but not otherwise defined herein have the meanings given to them in the Facility Agreement.

The foregoing description of the Amendment Agreement is not intended to be a complete description of the Amendment Agreement. The description is qualified in its entirety by the full text of the Amendment Agreement and the Facility Agreement which are attached as Exhibits 99.2 and 99.3 and incorporated by reference in this Current Report.

Exhibit

99.1	The press release “Interxion Announces Amendment to Revolving Credit Facility,” dated May 15, 2012.

99.2	Amendment Agreement dated 9 May 2012 relating to a Senior Multicurrency Revolving Facility Agreement dated 1 February 2010, as amended, by and among Interxion Holding N.V., together with certain of its subsidiaries and Barclays Bank PLC as Agent and Security Agent.

99.3	Senior Multicurrency Revolving Facility Agreement dated 1 February 2010, as amended and restarted, by and among Interxion Holding N.V., together with certain of its subsidiaries and Barclays Bank PLC as Agent and Security Agent.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERXION HOLDING N.V.

By:	/s/ David C. Ruberg
Name:	David C. Ruberg
Title:	Chief Executive Officer

Date: May 15, 2012